Exhibit 99.3
HighCom Security Announces Two New NIJ 0101.06 Certified Compliant Models

CLEARWATER FL — April 4, 2014 —HighCom Security, Inc., a leader in the design, development, and manufacturing of USA made hard body armor and related personal protective solutions, today announced the addition of two new hard armor models to their ballistic product line, receiving NIJ compliance status through the National Institute of Justice’s Compliance Testing Program (NIJ CTP). The NIJ standard is the only nationally accepted standard for the body armor worn by law enforcement and corrections officers. HighCom is a wholly-owned subsidiary of BlastGard International, Inc. (OTCBB: BLGA).

HighCom’s Guardian Series Hard Armor? product line now includes two new NIJ 0101.06 certified models, the Guardian 4S17? and the Guardian 3S9?. Built to exceed industry standards at affordable prices, these inserts are designed according to the NIJ ratings for Level IV (4S17) and Level III (3S9), offering  law enforcement and military personnel different options for up armor requirements whether concerned about armor piercing threats or high powered rifle threats. NIJ introduced the Ballistic Resistance of Body Armor NIJ Standard-0101.06 to more effectively defend against increased velocities of ammunition calibers and provide improved performance against the threats law enforcement faces in today’s world. 揇uring this process we were able to test the boundaries of performance and weight while reducing the cost to law enforcement.  Many companies are coming out with what they claim to be the next generation of armor while only slightly reducing weight or improving performance but the prices continue to go up.  HighCom solutions prove manufacturers can effectively reduce weight, increase performance, and significantly reduce costs,?said Michael Bundy, President of HighCom Security.

Chad Wright, Vice President of Manufacturing said, 揑ncorporating new development criteria, we were a little skeptical after the tremendous success of past Guardian models, such as the Guardian 4SAS-7? which is still one of our top selling hard armor models. However, since the completion of our internal advanced R&D and ballistic laboratory in October of 2013, we have expanded our R&D pipeline and accelerated our validation stages. As a result, HighCom’s new design model platform will generate several next generation solutions to improve the life-protecting equipment being used by law enforcement today.?

These models are commercially available and will be sold through HighCom’s global distribution network to Law Enforcement, Federal, Military and Special Ops personnel seeking the most advanced and best performing hard armor protection. These inserts will also be available with all HighCom solutions worldwide, both direct and via the Company's General Services Administration ("GSA") schedule.

About HighCom Security, Inc.

HighCom Security, Inc. ("HighCom") is a leading provider of high performance and affordable body armor, personal protective equipment, and armor systems and related accessories. The Company's ballistic solutions have been deployed to hundreds of thousands of operators in the world, including the U.S. Armed Forces, Allied forces, Federal Government Agencies, in addition to law enforcement and corrections, and other security personnel, both domestically and abroad.  For more information on our Company, please visit our website at www.highcomsecurity.com.

Media Contact: Kelly Gordon, HighCom Director of Marketing / Tel: 727-417-8485 / Email: kelly.gordon@highcomsecurity.com